UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.)*

Under the Securities Exchange Act of 1934

RADVISION LTD.

(Name of Issuer)

Ordinary Shares, NIS 0.1 Par Value Per Share

(Title of Class of Securities)

M81869105

(CUSIP Number)

April 9, 2010

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                                                                   [   ]    Rule 13d-1(b)
                                                                                   [X]    Rule 13d-1(c)
                                                                                   [   ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following page(s)

Page 1 of 7 Pages

CUSIP No. M81869105	Page 2 of 7 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

STELLIAM INVESTMENT MANAGEMENT LP.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		993,500
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 993,500
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

993,500

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

5.09%

12	Type of Reporting Person (See Instructions)
PN; IA

CUSIP No. M81869105	Page 3 of 7 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

ROSS MARGOLIES

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		993,500
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 993,500
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

993,500

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

5.09%

12	Type of Reporting Person (See Instructions)

                                                               IN; IA

CUSIP No. M81869105	Page 4 of 7 Pages

Item 1(a)	Name of Issuer:

Radvision Ltd. (the “Issuer”).

Item 1(b)	Address of the Issuer's Principal Executive Offices:

24 Raoul Wallenberg Street

Tel Aviv 69719, Israel

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Stelliam Investment Management LP. (“Stelliam Investment Management”); and
(ii)	Ross Margolies (“Mr. Margolies”).

This statement relates to Shares (as defined herein) held for the account of Stelliam Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Master Fund”) and Stelliam Master Long Fund, L.P., a Cayman Islands exempted limited partnership (the “Long Fund” and together with the Master Fund, the “Funds”). Stelliam Investment Management serves as investment manager of the Funds and Mr. Margolies is the managing member of Stelliam Investment Management’s general partner. Each of Stelliam Investment Management and Mr. Margolies in the capacities set forth above, may be deemed to be the beneficial owner of Shares held for the account of the Funds.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address and principal business office of each of the Reporting Persons is 31 West 52 Street, 16th Floor, New York, New York 10019.

Item 2(c)	Citizenship:
(i)	Stelliam Investment Management is a Delaware limited partnership; and
(ii)	Mr. Margolies is a United States citizen.
Item 2(d)	Title of Class of Securities:

Ordinary Shares, NIS 0.1 par value per share (the “Shares”).

Item 2(e)	CUSIP Number:

M81869105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

CUSIP No. M81869105	Page 5 of 7 Pages

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 993,500 Shares held directly by the Funds.

Item 4(b)	Percent of Class:

Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.09% of the total number of Shares outstanding (based upon information provided by the Issuer on Form 6-K dated October 26, 2009, there were 19,508,380 Shares outstanding as of October 21, 2009).

Item 4(c)	Number of shares as to which the person has:

Stelliam Investment Management LP.

(i)	Sole power to vote or to direct the vote:	993,500
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	993,500
(iv)	Shared power to dispose or to direct the disposition of:	0

Ross Margolies

(i)	Sole power to vote or to direct the vote:	993,500
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	993,500
(iv)	Shared power to dispose or to direct the disposition of:	0
Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of the Funds that participate in the investment in the Issuer have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Funds pro rata in accordance with their respective ownership interests in the Funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

CUSIP No. M81869105	Page 6 of 7 Pages

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

CUSIP No. M81869105	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 19, 2010	STELLIAM INVESTMENT MANAGEMENT LP.

By:	/s/ Gregg Kudisch
Gregg Kudisch
Chief Financial Officer

Date: April 19, 2010	ROSS MARGOLIES

                                /s/ Ross Margolies